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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)
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1.   Name and Address of Reporting Person*

 Zimmerman                          Philip                 R.
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   (Last)                           (First)             (Middle)

                              1536 Vancouver Avenue
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                                    (Street)

 Burlingame,                       California            94014
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

GlobalNet, Inc. (GBNE)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

###-##-####

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4.   Statement for Month/Year

     9/00

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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            Table -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
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
                                                                                                            6.
                                                             4.                              5.             Owner-
                                                             Securities Acquired (A) or      Amount of      ship
                                                3.           Disposed of (D)                 Securities     Form:     7.
                                                Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                              2.                Code         ------------------------------- Owned at End   (D) or    Indirect
1.                            Transaction       (Instr. 8)                  (A)              of Month       Indirect  Beneficial
Title of Security             Date              -----------     Amount      or     Price     (Instr. 3      (I)       Ownership
(Instr. 3)                    (Month/Day/Year)  Code     V                  (D)              and 4)         (Instr.4) (Instr. 4)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).


                                                                          (Over)
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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
              2.                                                                                          Deriv-    of
              Conver-                          5.                              7.                         ative     Deriv-   11.
              sion                             Number of                       Title and Amount           Secur-    ative    Nature
              or                               Derivative    6.                of Underlying     8.       ities     Secur-   of
              Exer-                   4.       Securities    Date              Securities        Price    Bene-     ity:     In-
              cise           3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
              Price          Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.            of             action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of      Deriv-         Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative    ative          (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security      Secur-         Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)    ity            Year)    Code V    (A)     (D)  cisable  Date     Title     Shares  5)       4)        4)       4)
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

Options       $16.00/share   9/14/00    A       100,000      9/14/02           Common    100,000          100,000      D
                                                (2)                            Stock
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Options       $12.00/share   9/14/00    A       50,000       9/14/02           Common    50,000           50,000       D
                                                (3)                            Stock
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
Explanation of Responses:

1. On May 30, 2000 GlobalNet International, Inc. ("GII") merged into a subsidiary of Rich Earth, Inc. ("Rich Earth") in a "reverse merger" transaction (the "Merger"). As a result of the Merger, GII, continued as the operating entity under the GlobalNet, Inc. ("GlobalNet" or the "Issuer") name, and its historical financial statements replaced those of Rich Earth. Prior to the Merger, Rich Earth filed a Form 10 with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") causing Rich Earth to become subject to the reporting requirements under the Exchange Act. Immediately prior to the Merger, Reporting Person was an officer, director and/or 10% beneficial owner of GII. Immediately after giving effect to the Merger, Reporting Person became an officer, director and/or 10% beneficial owner of GlobalNet. All of Reporting Person's ownership interest in the Issuer was reported in the Schedule 14C Definitive Information Statement (the "Information Statement") filed with the Commission pursuant to
Section 14(c) of the Exchange Act by Issuer (f/k/a Rich Earth). It was only recently, after Issuer engaged a new law firm as its outside counsel, that Reporting Person was advised of its ongoing reporting obligations under the Exchange Act. This filing is being filed in compliance with such ongoing reporting requirements under the Exchange Act. The failure to timely file this filing with the Commission was not willful or deliberate, but rather was the result of Reporting Person not being made aware of the ongoing reporting provisions set forth in the Exchange Act.

2. On September 14, 2000, Issuer granted Reporting Person 100,000 options as compensation as outside directors. The options have an exercise price of $16.00 and vest on September 14, 2002.

3. On September 14, 2000, Issuer granted Reporting Person 50,000 options as compensation as outside directors. The options have an exercise price of $12.00 and vest on September 14, 2002.



          /s/ Philip R. Zimmerman                            April 9, 2001
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.